Exhibit 7.1
AMG Investments, LLC
8500 Station Street, Suite 113
Mentor, Ohio 44060
Phone: 440-951-1111
Fax: 440-255-8645

January 9, 2008

VIA FACSIMILE AND CERTIFIED U.S. MAIL

Robert F. Heinrich
Corporate Secretary
LNB Bancorp, Inc.
457 Broadway
Lorain, Ohio 44052-1769

Re: Request to Call Special Meeting

Dear Mr. Heinrich,

We are in receipt of your December 27 letter denying our request to call a special meeting of LNB Bancorp’s shareholders. Ohio Revised Code § 1701.40(A)(3) clearly states that shareholders “who hold twenty-five percent of all shares outstanding” are entitled to call a special meeting. On December 12 we delivered to Terry M. White requests by the holders of nearly 30% of LNB’s outstanding stock (2,132,359 shares of LNB’s 7,295,663 shares outstanding) to call a special meeting. Under Ohio Revised Code § 1701.41(B) LNB was required to notice the meeting within fifteen days. Instead you chose to wait the full fifteen days and then deny our request. We believe LNB’s delaying tactics and refusal to hold the meeting are in clear violation of Ohio law. Your shareholders have spoken, and we will take all necessary action to enforce their rights.

The pretext for your denial appears to be an inconsistency in the record date used by Broadridge. We do not believe this is an appropriate basis to deny our request under either Ohio law or LNB’s code of regulations. It is merely a red herring and further evidence of LNB’s unwillingness to let its shareholders voice their opinion. Ohio law does not mandate a specific record date for the solicitation. We selected November 5, 2007 as a convenience and Broadridge, through no fault of AMG, chose to date its proxy as of the 8th. However, if you review your records, you will find that on November 8 the record holders requesting the meeting and the street holders requesting the meeting through Broadridge together held well in excess of 25% of LNB’s outstanding shares. The 25% requirement was met on November 5th as well. As I’m sure you are aware, LNB’s stock is very thinly traded. Just over 15,000 shares traded from the 5th to the 8th. Even assuming all of these shares were sold by street holders who requested the meeting and that none of them were acquired by street holders requesting the meeting, shareholders holding more than 25% on the 5th voted in favor of holding the meeting. Because shareholders holding more than 25% of LNB’s stock have requested a special meeting, under Ohio law and its own organizational documents LNB is required to call and hold the meeting.

Therefore, we are renewing our request to hold the special meeting and demand that LNB call the meeting immediately. We are hopeful that this time LNB will chose to comply with Ohio law and the clear wishes of its shareholders. If not, we will, as noted, proceed as necessary to enforce the shareholders’ rights.

If you have any questions regarding our request to hold the special meeting, please contact our attorney, Christopher J. Hubbert, at 216-736-7215 or cjh@kjk.com. Please feel free to contact us if we can otherwise be of any assistance.

Respectfully Submitted,

AMG INVESTMENTS, LLC

/s/ Richard M. Osborne
/s/ Steven A. Calabrese

By Richard M. Osborne and Steven A. Calabrese, Co-Managers

cc: Daniel E. Klimas
      President and Chief Executive Officer
      John J. Jenkins, Esq.